SECl 05041555 IMISSION

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 49273 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cross Border Private Capital, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

441 Lexington Avenue, 11th Floor
(No. and Street)

New York, (City) New York (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Meachin 212- 682-7400
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

William T. McCallum CPA, P.C.
(Name – *if individual, state last, first, middle name*)

780 Third Avenue, Suite 2805 (Address) New York, (City) New York (State) 10017 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2005
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, David J.P. Meachin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cross Border Private Capital, LLC, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

WILLIAM T. McCALLUM
Notary Public, State of New York
No. 01MC6039701
Qualified in New York County
Commission Expires April 10, 2006

Notary Public

Signature

Chairman & CEO
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

# CROSS BORDER PRIVATE CAPITAL, L.L.C.

## REPORT PURSUANT TO
## RULE 17a-5 (d)

## YEAR ENDED DECEMBER 31, 2004

# CONTENTS

**WILLIAM T. McCALLUM, CPA, P.C.**
780 Third Avenue
New York, New York 10017
(212) 644-6464

Telecopier
(212) 644-2600

To the Members of
Cross Border Private Capital, L.L.C.

We have audited the accompanying balance sheet of Cross Border Private Capital, L.L.C. as of December 31, 2004, and the related statements of income, changes in members' equity and cash flows for the year then ended. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of Cross Border Private Capital, L.L.C. as of December 31, 2004, and the results of it operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 7 and 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

William T. McCallum CPA PC

New York, New York
February 27, 2005

CROSS BORDER PRIVATE CAPITAL, L.L.C.
BALANCE SHEET
December 31, 2004

## ASSETS

| | |
|---|---|
| CURRENT ASSETS | |
| Cash | $ 6,348 |
| Prepaid Assets | 9,046 |
| TOTAL ASSETS | $15,394 |

## MEMBERS' EQUITY

| | |
|---|---|
| MEMBERS' EQUITY | $15,394 |

The accompanying notes are an integral part of these statements.

CROSS BORDER PRIVATE CAPITAL, L.L.C.
STATEMENT OF CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2004

| | | |
|---|---|---|
| REVENUE | $ | 15,000 |
| TOTAL REVENUES | | 15,000 |
| | | |
| EXPENSES | | |
| Management Fee | $ | 18,000 |
| Miscellaneous | | 9 |
| Insurance | | 467 |
| Professional Fees | | 2,000 |
| Regulatory Fees | | 3,921 |
| State & City taxes | | 480 |
| TOTAL EXPENSES | $ | 24,877 |
| NET LOSS | $ | (9,877) |

The accompanying notes are an integral part of these statements.

CROSS BORDER PRIVATE CAPITAL, L.L.C.
STATEMENT OF CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2004

| | |
|---|---|
| MEMBERS' EQUITY AT BEGINNING OF YEAR | $20,020 |
| NET LOSS | (9,877) |
| MEMBERS' CONTRIBUTIONS | 5,251 |
| MEMBERS' EQUITY AT END OF PERIOD | $ 15,394 |

The accompanying notes are an integral part of these statements

CROSS BORDER PRIVATE CAPITAL L.L.C.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2004

| | |
|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | |
| Net Loss | $ ( 9,877) |
| Adjustments to reconcile net income to net cash used by operating activities: | |
| (Increase) in prepaid expenses | (1001) |
| (Decrease) in accrued expenses | (500) |
| NET CASH USED IN OPERATING ACTIVITIES | (11,378) |
| CASH FLOWS FROM FINANCING ACTIVITIES | |
| Members' Contributions | 5,251 |
| NET CASH PROVIDED BY FINANCING ACTIVITIS | 5,251 |
| NET DECREASE IN CASH | (6,127) |
| CASH AT BEGINNING OF YEAR | 12,475 |
| CASH AT END OF YEAR | $ 6,348 |
| SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION: | |
| Cash paid during the year for income taxes | $ 480 |

The accompanying notes are an integral part of these statements

CROSS BORDER PRIVATE CAPITAL, L.L.C.
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2004

NOTE A: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Cross Border Private Capital L.L.C., (the "LLC") engages in the business of originating, financing, and private placement of corporate equity and/or debt and equity-related private equity funds of an international nature. The LLC is a Delaware limited liability company established January 25, 1996.

Operations of Business

The LLC conducts its business from the offices of Cross Border Enterprises, L.L.C. ("CBE") which owns ninety-nine percent of the LLC. The remaining one percent of the entity's shares are owned by the officers of CBE, who will act in the capacity of the LLC's registered representatives for future broker/dealer transactions.

Effective November 1, 2003, the LLC has entered into an office expense-sharing agreement with CBE, whereby, the LLC will reimburse CBE $1,500 per month for its use of telephone, office salaries and rental facilities. LLC and CBE believe that the expense allocation agreement is reasonable in relationship to the benefits derived by the LLC.

Income Taxes

The LLC is treated as a partnership for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for, the LLC. Members are taxed individually on their shares of the LLC's earnings. The LLC's net income or loss is allocated among the members in accordance with the regulations of the LLC.

Use of Estimates

The presentation of financial statements requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B: NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the LLC is subject to the Securities and Exchange Commission's Net Capital Rule which requires that the LLC maintain minimum net capital, as defined, of $6^2/_3$% of aggregate indebtedness, as defined, or $5,000, whichever is greater. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2004, the LLC had net capital of $6,348 which exceeded requirements by $1,348.

CROSS BORDER PRIVATE CAPITAL, L.L.C.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
December 31, 2004

| | |
|---|---|
| CREDITS | |
| Members' equity | $15,394 |
| | |
| DEBITS | |
| Nonallowable assets: | |
| Prepaid expenses | 9,046 |
| NET CAPITAL | 6,348 |
| Minimum net capital requirement - greater of $6^2/_3$% of aggregate indebtedness of $500, or $5,000 | 5,000 |
| NET CAPITAL IN EXCESS OF REQUIREMENT | $ 1,348 |

| | |
|---|---|
| Ratio of aggregate indebtedness to net capital | .000 to 1 |

CROSS BORDER PRIVATE CAPITAL, L.L.C.
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO
RULE 15c3-3
December 31, 2004

The L.L.C. does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this rule.

CROSS BORDER PRIVATE CAPITAL, L.L.C.

Annual Audit Report
Period beginning 1/1/2004 and ending 12/31/2004

Please be advised that there are no material differences between the audited and unaudited net capital requirements for the year ending December 31, 2004 for Cross Border Private Capital, L.L.C..

William T. McCallum, CPA, P.C.

February 27, 2005

<u>CROSS BORDER PRIVATE CAPITAL, L.L.C.</u>

Annual Audit Report
Period beginning 1/1/2004 and ending 12/31/2004

Please be advised that there are no inadequacies in the accounting system, internal accounting control and procedures for safeguarding securities for the year ending December 31, 2004 for Cross Border Private Capital, L.L.C..

William T. McCallum, CPA,P.C.

William T. McCallum, CPA,P.C.

February 27, 2005